UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Syntel, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87162H103

(CUSIP Number)

R. S. Ramdas

1001 Brickell Bay Drive, Suite 3102/8

Miami, FL 33131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 87162H103

1.	Name of Reporting Persons Bharat Desai
2.	Check the Appropriate Box if a Member of a Group
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
	7.	Sole Voting Power 6,697,182*
	8.	Shared Voting Power 24,889,737**
	9.	Sole Dispositive Power 6,697,182*
	10.	Shared Dispositive Power 24,889,737 **
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,586,919* **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 38.1%
14.	Type of Reporting Person IN

*	Bharat Desai disclaims beneficial ownership of 8,050 shares held by various educational trusts for which Bharat Desai is the sole trustee.
**

The common stock with respect to which Bharat Desai shares voting and dispositive power includes (i) 9,318,692 shares held by the NS Trust dated February 28, 1997 I (“Trust I”), (ii) 9,318,692 shares held by the NS Trust dated February 28, 1997 II (“Trust II”), (iii) 150,000 shares held by the NS Trust dated May 17, 1997 V (“Trust V”), (iv) 150,000 shares held by the NS Trust dated May 17, 1997 VI (“Trust VI”), (v) 1,897,825 shares held by a family private charitable foundation (“Foundation I”), and (vi) 4,054,528 shares held by a second family private charitable foundation (“Foundation II”). Bharat Desai is a co-trustee of each of the trusts and a director of each of the charitable foundations. Bharat Desai disclaims beneficial ownership of the 24,889,737 shares held by Trust I, Trust II, Trust V, Trust VI, Foundation I, and Foundation II.

This Amendment No. 14 to Schedule 13D amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on January 7, 2005, as amended by Amendment No. 1 filed on February 14, 2005, Amendment No. 2 filed on January 9, 2006, Amendment No. 3 filed on February 15, 2006, Amendment No. 4 filed on April 20, 2007, Amendment No. 5 filed on December 17, 2010, Amendment No. 6 filed on August 15, 2011, Amendment No. 7 filed on March 1, 2013, Amendment No. 8 filed on June 10, 2013, Amendment No. 9 filed on September 18, 2015, Amendment No. 10 filed on November 22, 2016, Amendment No. 11 filed on December 27, 2016, Amendment No. 12 filed on September 6, 2017, and Amendment No. 13 filed on November 21, 2017 on behalf of Bharat Desai (the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D, as amended.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

As disclosed by Syntel, Inc. (“Syntel”) pursuant to a Current Report on Form 8-K filed on July 23, 2018, on July 20, 2018, Syntel entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Syntel, Atos S.E., a société européenne (European company) organized under the laws of France (“Parent” or “Atos”), and Green Merger Sub Inc., a Michigan corporation and a wholly-owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into Syntel (the “Merger”), with Syntel continuing as the surviving company in the Merger.

Concurrent with and as a condition to Parent’s execution of the Merger Agreement, Bharat Desai, and certain other stockholders of Syntel who collectively own approximately 51.07% of the outstanding shares of Syntel common stock, including Trust I, Trust II, and Foundation I (the “Stockholders”), entered into a Voting Agreement, dated July 20, 2018, with Parent (the “Voting Agreement”) with respect to certain shares of Syntel common stock beneficially owned by the Reporting Persons on the date of the Voting Agreement (collectively, the “Subject Shares”).

Under the Voting Agreement, the Stockholders agreed to take the following actions, among others, during the term of the Voting Agreement, at the meeting of Syntel’s stockholders called, convened and held for the purpose of obtaining the approval of Syntel’s stockholders for the adoption of the Merger Agreement, including any adjournment or postponement thereof, and in any other circumstance in which the Reporting Persons are entitled to vote, consent or give any other approval (including by written consent): (1) with respect to the Merger or Merger Agreement, to vote their shares of Syntel common stock in favor of approval of the Merger Agreement and the transactions contemplated thereby; and (2) to vote against any alternative transactions and against any amendments to the organizational documents of Syntel that would prevent or materially delay or impair the consummation of the Merger. However, if the board of directors of Syntel changes its recommendation in favor of the Merger Agreement or if the Merger Agreement is terminated in accordance with its terms, including in respect of Syntel entering into a Superior Proposal (as described in the Merger Agreement), the Stockholders will immediately and automatically be relieved of their voting obligations under the Voting Agreement. The Voting Agreement also prohibits the Stockholders from soliciting or negotiating any alternative business combination transactions or from entering into any agreements regarding or transferring their shares, subject to certain exceptions.

Under the Voting Agreement, the Stockholders granted to Parent an irrevocable proxy to vote the Subject Shares as provided in the Voting Agreement if the Stockholders fail to do so in accordance with the terms of the Voting Agreement. The Voting Agreement, including the irrevocable proxies granted thereunder, will terminate upon the earlier to occur of (i) the consummation of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms or (iii) any reduction in the amount of or any change in the form of consideration payable to any Stockholder.

The preceding description of the Voting Agreement does not contain a complete description of such agreement and is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as an exhibit hereto and incorporated by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) As of the date of this Amendment No. 14, Bharat Desai is deemed to beneficially own an aggregate of 31,586,919 shares of common stock, which represents approximately 38.1% of the outstanding shares of common stock, based on the number of shares of common stock outstanding on March 31, 2018, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the SEC on May 3, 2018 (file No. 0-22903). Bharat Desai disclaims beneficial ownership of an aggregate of 24,889,737 shares held by Trust I, Trust II, Trust V, Trust VI, Foundation I, and Foundation II for each of which Bharat Desai acts as either a co-trustee or a director, as well as 8,050 shares held by various educational trusts for which Bharat Desai is the sole trustee.

(b) Subject to the terms of the Voting Agreement, Bharat Desai has sole power to vote, direct the vote, dispose, or to direct the disposition over 6,697,182 shares of common stock, and shared power to vote, direct the vote, dispose or to direct the disposition over 24,889,737 shares of common stock.

With regard to Trust I, Trust II, Trust V, and Trust VI, Bharat Desai shares the power to vote, direct the vote, dispose, or to direct the disposition of the common stock with Rakesh Vij, as co-trustees. Rakesh Vij owns a household products trading company, RK International Inc., 5607 Hartsdale Dr., Houston, Texas 77036, which is also Rakesh Vij’s business address. During the past five years, Rakesh Vij has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (iii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction finding any violation with respect to federal or state securities laws. Rakesh Vij is a citizen of the United States of America.

With regard to Foundation I and Foundation II, Bharat Desai shares the power to vote, direct the vote, dispose, or to direct the disposition of the common stock with Neerja Sethi, Saahill Desai, and Pia Desai, with all four serving as directors of both foundations. Neerja Sethi is a director of Syntel, Inc., 525 E. Big Beaver Rd., Suite 300, Troy, Michigan 48083 and has a business address of 1001 Brickell Bay Drive, Suite 3102/8, Miami, Florida 33131. Saahill Desai is employed by DS Advisors LLC, an investment consulting firm, 1001 Brickell Bay Drive, Suite 3102/8, Miami, Florida 33131, which is also Saahill Desai’s business address. Pia Desai is employed by DS Advisors LLC, an investment consulting firm, 1001 Brickell Bay Drive, Suite 3102/8, Miami, Florida 33131, which is also Pia Desai’s business address. During the past five years, neither Neerja Sethi, Saahill Desai, nor Pia Desai have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (iii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction finding any violation with respect to federal or state securities laws. Neerja Sethi, Saahill Desai, and Pia Desai are each citizens of the United States of America.

(c) During the period from February 21, 2018 until March 2, 2018, Foundation I sold 576,746 shares of common stock and donated 200,000 and 45,000 shares of common stock on May 4, 2018 and May 16, 2018 respectively, as required under the U.S. Tax Code. Foundation II sold 25,000 shares of common stock on March 2, 2018. Bharat Desai and Neerja Sethi each donated 1,250,000 shares of common stock to Foundation II on July 2, 2018. Bharat Desai is a director of Foundation I and a director of Foundation II, each of which hold shares of common stock and, as a director, currently has the shared power to vote, direct the vote, dispose, or to direct the disposition of 1,897,825 shares of common stock held by Foundation I and 4,054,528 shares of common stock held by Foundation II.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

The response to Item 4 above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1	Voting Agreement, dated as of July 20, 2018, by and among Bharat Desai, Neerja Sethi, NS Trust Dated 02/28/97 I (Trust I), NS Trust Dated 02/28/97 II (Trust II), The DS Foundation, and Atos S.E.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: July 24, 2018

/s/ Bharat Desai
Bharat Desai